UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2018
Commission File Number: 001-36484

NORDIC AMERICAN OFFSHORE LTD.
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 1 is a press release of Nordic American Offshore Ltd. (the "Company") dated February 8, 2018, announcing the Company's dividend and earnings report for the fourth quarter of 2017.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN OFFSHORE LTD.
(registrant)

Dated: February 28, 2018	By:	/s/ HERBJØRN HANSSON
Herbjørn Hansson
Executive Chairman

Exhibit 1

Nordic American Offshore Ltd. (NYSE:NAO) - 4Q2017 Earnings Report - Dividend declared – 3 modern PSVs reactivated and will resume trading

Hamilton, Bermuda, February 8, 2017.

Nordic American Offshore Ltd ("NAO" or the "Company") owns and operates a fleet of 10 Platform Supply Vessels (PSV) each averaging approximately 4,000 DWT in size and with an average age just over 4 years. The vessels are primarily engaged in the North Sea offshore market. We are now optimistic for the North Sea market and we have decided to activate our 3 modern vessels in lay-up after which all our vessels are active.   Having an attractive fleet, with all our vessels fully operational, improved market conditions should allow for immediate improvement in our financial results.

Results for the fourth quarter came in lower compared with third quarter 2017. The Net Operating Result was -$7.1m for 4Q2017 as compared with -$4.8m for 3Q2017. The Adjusted Net Operating Result1 was -$2.8m as compared to -$0.2m for 3Q2017. 4Q2017 showed an improvement on 4Q2016 of about $1.5 million.

The basic features of NAO are similar to the business model of the NYSE listed tanker company Nordic American Tankers Limited ("NAT"). NAT holds 16.1% of NAO's common shares. The Executive Chairman of NAO and his immediate family hold 13.4% of NAO's commons shares.

The Board of Directors of NAO has declared a dividend of $0.02 per share for 4Q2017 to shareholders of record as of February 23, 2018. The payment of the dividend is expected to take place on or about March 13, 2018. Since its establishment in late 2013, NAO has paid dividends for 16 consecutive quarters, totaling $2.67 per share, including the dividend to be paid March 13, 2018.

NAO pursues a conservative financial policy. At the end of 4Q2017, the net debt2 per vessel was $10.2 million. The Company has a waiver for certain loan covenants, which expires in April 2018 and we expect this to be extended.

We concentrate on keeping our vessel operating costs low, while always maintaining our strong commitment to safe operations. As we expand our fleet, we do not anticipate that our administrative costs will rise correspondingly.

For further details on our financial position, please see the financial information reported below and this entire release. Our 2016 Annual Report (Form 20-F) contains information about NAO. This report was filed with the SEC April 24, 2017.  It is also available on our web site at www.nao.bm.

Strategy Going Forward

The main elements of NAO's strategy are based on quarterly dividends, low G&A costs and liquidity in the stock.

We seek to achieve a competitive cash yield and a satisfactory Total Return3, a precise measure of value creation.

NAO is committed to protecting its underlying earnings, dividend potential and strong balance sheet. We shall endeavor to safeguard and further strengthen NAO's position in a deliberate, predictable and transparent way.

We encourage investors interested in the offshore sector to consider buying shares in NAO.

1 Adjusted Net Operating Result represents Net Operating Result before depreciation and non-cash administrative charges.
2 Net debt is working capital less long term debt divided by 10 vessels.
3 Total Return is defined as stock price plus dividends, assuming dividends are reinvested in the stock.

NORDIC AMERICAN OFFSHORE LTD.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATION
	Three Months Ended			Twelve Months Ended

Amounts in USD '000	Dec. 31, 2017 (unaudited)	Sep. 30, 2017 (unaudited)	Dec. 31, 2016 (unaudited)	Dec. 31, 2017 (unaudited)	Dec. 31, 2016 (unaudited)

Net Charter Revenue	3,006	5,932	2,367	16,079	16,249
Vessel Operating Costs	(4,751)	(5,175)	(5,581)	(20,454)	(24,137)
General and Administrative Costs	(1,030)	(948)	(1,067)	(4,222)	(4,503)
Depreciation Cost	(4,307)	(4,615)	(4,238)	(17,472)	(16,152)
Operating Costs	(10,088)	(10,739)	(10,885)	(42,148)	(44,791)
Net Operating Loss	(7,083)	(4,807)	(8,518)	(26,068)	(28,543)
Interest Income	91	96	3	298	10
Interest Costs	(1,287)	(1,258)	(1,099)	(4,880)	(3,467)
Other Financial Income (Costs)	(90)	211	(217)	327	(151)
Total Other Costs	(1,287)	(951)	(1,314)	(4,255)	(3,608)
Income taxes	0	0	0	997 [1]	0
Net Loss	(8,369)	(5,758)	(9,833)	(29,326)	(32,151)
Basic Loss per Shares	(0.14)	(0.09)	(0.48)	(0.53)	(1.54)
Basic Weighted Average Number of Common Shares Outstanding	61,986,847	61,986,847	20,686,847	54,995,614	20,939,260
Common Shares Outstanding	61,986,847	61,986,847	20,686,847	61,986,847	20,686,847

1 Reversal of tax accruals

CONSOLIDATED CONDENSED BALANCE SHEETS
Amounts in USD '000	Dec. 31, 2017 (unaudited)		Dec. 31, 2016 (unaudited)

Cash and Cash Equivalents	31,506		2,953
Accounts Receivable, net	2,096		1,490
Prepaid Expenses	1,274		1,129
Inventory	1,510		1,240
Other Current Assets	690		1,097
Total Current Assets	37,076		7,909
Vessels, net	350,635		366,945
Total Non-current Assets	350,635		366,945
Total Assets	387,712		374,854

Accounts Payable	317		301
Accounts Payable, related party	728		581
Other Current Liabilities	1,764		3,207
Total Current Liabilities	2,809		4,089
Long-term Debt	136,552	*	136,193	*
Other Long-term Liabilities	77		375
Total Non-current Liabilities	136,629		136,568
Shareholders' Equity	248,274		234,196
Total Liabilities and Shareholders' Equity	387,712		374,854

*  Long-term Debt consist of outstanding amounts on our Credit Facility less unamortized deferred financing cost. Outstanding amounts on our Credit Facility were 137,000, and 137,000 as of December 31, 2017 and December 31, 2016, respectively.

NORDIC AMERICAN OFFSHORE LTD.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW	Twelve Months Ended
Amounts in USD '000	Dec. 31, 2017 (unaudited)	Dec. 31, 2016 (unaudited)

Net Cash Provided by (Used in) Operating Activities	(14,032)	(16,262)

Investment in Vessels	(830)	(61,583)
Net Cash Used in Investing Activities	(830)	(61,583)

Net Proceeds from Issuance of Common Stock	48,336	0
Proceeds from Use of Credit Facility	0	90,000
Repurchase of Treasury Stock	0	(8,513)
Cash Dividends Paid to Shareholders	(4,933)	(5,997)
Net Cash Provided by Financing Activities	43,403	75,490

Net Decrease in Cash and Cash Equivalents	28,541	(2,355)
Effect of exchange rate changes on Cash	12	(31)
Cash and Cash Equivalents at Beginning of Period	2,953	5,339
Cash and Cash Equivalents at End of Period	31,506	2,953

NORDIC AMERICAN OFFSHORE LTD.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
	Three Months Ended			Twelve Months Ended

Amounts in USD '000	Dec. 31, 2017 (unaudited)	Sep. 30, 2017 (unaudited)	Dec. 31, 2016 (unaudited)	Dec. 31, 2017 (unaudited)	Dec. 31, 2016 (unaudited)

Net Operating Loss	(7,083)	(4,807)	(8,519)	(26,068)	(28,543)
Depreciation Costs	4,307	4,615	4,238	17,472	16,152
Adjusted Net Operating Earnings (Loss)(1)	(2,776)	(192)	(4,281)	(8,596)	(12,391)

(1) Adjusted Net Operating Earnings (Loss) represents Net Operating Earnings or Loss before depreciation and non-cash administrative charges. Adjusted Net Operating Earnings (Loss) is included because certain investors use this data to measure a shipping company's financial performance. Adjusted Net Operating Earnings (Loss) is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the PSV market, as a result of changes in the general market conditions of the oil and natural gas industry which influence charter hire rates and vessel values, demand in platform supply vessels, our operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Contacts:
Gary J. Wolfe Seward & Kissel LLP New York, USA Tel: +1 212 574 1223
Marianne Lie, Executive Vice Chair
Nordic American Offshore Ltd.
 Tel.: +47 91 64 55 06

Bjørn Giaever, CFO
Nordic American Tankers Limited
Tel: +1 888 755 8391 or +47 91 35 00 91

Herbjørn Hansson, Executive Chairman
Nordic American Offshore Ltd.
Tel: +1 866 805 9504 or +47 90 14 62 91

Web-site: www.nao.bm